File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ✓         Form 40-F             .

     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      ✓

     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:     .]

Monthly Sales Report-February 2004	3
Regulated Announcement for the month of February 2004	4 ~ 5
Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of February 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2004.

     Sales volume (NT$ : Thousand)

Time	Item	2004	2003	Changes	(%)
February	Invoice amount	1,635,348	1,201,532	433,816	36.11%
February	Net Sales	1,629,627	1,035,546	594,081	57.37%

     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	February, 2004 end	January , 2004 end	Limit of lending
MXIC	0	0	12,574,885
MXIC’s subsidiaries	1,486,409	1,447,390	5,657,755

     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	February	Bal. As of period end
MXIC	12,574,885	0	4,322,110
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	4,322,110
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$ : Million)

4-1 Hedging purpose:

For assets / liabilities denominated		For the position of floating rate liabilities
in foreign currencies
Underlying assets / liabilities	657	Underlying assets / liabilities	0
Financial instruments	2,3	Financial instruments	0
Realized profit (loss)	-1	Realized profit (loss)	0

4-2 Trading purpose : None

MACRONIX INTERNATIONAL CO., LTD.
For the month of February 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of February 2004.

     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of shares
		held when elected
		(for Directors,	Number of shares	Number of shares
		Supervisors and	held as	held as
Title	Name	Executive Officers)	January 31, 2004	February 29, 2004	Changes
Assistant Vice President	J.P. Peng	0	7,102,767	7,070,767	-32,000
Assistant Vice President	Y.L Lin	0	10,356,413	10,246,413	-110,000
Assistant Vice President	H.C. Liu	0	851,356	824,356	-27,000
Assistant Vice President	Paul Yeh	0	9,597,102	9,482,102	-115,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None

     Outstanding units and shares of ADR :

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on	shares on	units on	shares on
January 31, 2004	January 31, 2004	February 29, 2004	February 29, 2004
1,425,125.3	14,251,253.0	1,355,575.3	13,555,753

     Outstanding amount of Convertible Bonds :

		Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Conversion Price	on January 31, 2004	On February 29, 2004
0.5% Convertible Bonds Due 2007	NT$28.2329	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$11.9584	US$90,000,000	US$90,000,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of February 2004

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of February 2004.

     The acquisition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2004/02/03	Jihsun Bond Fund	31,362,028.2000	13.0349 ~ 13.1086	410,000,000

     The disposition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2004/02/27	Jihsun Bond Fund	31,362,028.2000	13.0420 ~ 13.1227	410,291,620

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: March 24, 2004	By:	/s/ Paul Yeh
		Name:	Paul Yeh

		Title:	Associate Vice President of Finance Center